Exhibit 99.1

For Immediate Release

NORSAT FILES FISCAL YEAR 2016 FORM 20-F

Vancouver, British Columbia – March 23, 2017 – Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced its Form 20-F or Annual Report for the fiscal year ended December 31, 2016 has been filed with the U.S. Securities and Exchange Commission. The Form 20-F is available on the Company’s website at www.norsat.com and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com